

June 11, 2010

John M. Limongelli, Esq.
Senior Vice President and General Counsel
Adolor Corporation
700 Pennsylvania Drive
Exton, Pennsylvania 19341

> **Re:** **Adolor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **Schedule 14A filed April 5, 2010**
> **File No. 000-30039**

Dear Mr. Limongelli:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director